FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC DECIDES TO REMAIN HEADQUARTERED IN THE UK

HSBC Holdings plc ("HSBC" and together with its subsidiaries the "Group") announces that its Board of Directors (the "Board") has concluded its review of the best location for the headquarters of the Group, and has decided to remain headquartered in the United Kingdom ("UK").

The decision of the Board was unanimous.

HSBC's strategy is founded upon supporting trade and investment flows across the world's major trade corridors as well as helping its retail and corporate customers to meet their financial needs and fulfil their ambitions. The extensive reach of the Group's international network and range of its product capabilities position it well to succeed with this strategy.

The UK is an important and globally connected economy. It has an internationally respected regulatory framework and legal system, and immense experience in handling complex international affairs. London is one of the world's leading international financial centres and home to a large pool of highly skilled, international talent. It remains therefore ideally positioned to be the home base for a global financial institution such as HSBC.

Asia remains at the heart of the Group's strategy. In its investor update in June 2015, the Group announced a 'Pivot to Asia' as a core part of its strategy. Led from its heartland in Hong Kong, itself a top three global financial centre and where The Hongkong and Shanghai Banking Corporation Limited is headquartered, HSBC is putting particular emphasis on investing further in the Pearl River Delta and ASEAN region. This reflects increasing shifts in global trade and capital flows to and from Asia, in respect of which Hong Kong will play a pivotal role.

The combination of being based in one of the world's leading international financial centres and supporting global growth through an international network linking faster-growing and developed markets is compelling. Within this, HSBC's strength in and growing commitment to Asia affords the best opportunity to connect customers to the opportunities that are emerging from the changing pattern of trade and investment activity.

The UK itself is also positioned to be the leading western financial centre supporting the internationalisation of the renminbi, is growing its trade and investment flows with China, and is building co-operation in key areas of infrastructure financing, 'green' bond financing and mutual access to traded markets. HSBC is actively involved and a leader in all these areas.

Commenting on this decision HSBC Group Chairman, Douglas Flint, said:

"As we evaluated jurisdictions against the specified criteria, it became clear that the combination of our strategic focus on Asia and maintaining our hub in one of the world's leading international financial centres, London, was not only compatible, but offered the best outcome for our customers and shareholders. We are very grateful for the hard work and insight of so many who helped in this complex exercise."

HSBC Group Chief Executive, Stuart Gulliver, added:

"Having our headquarters in the UK and our significant business in Asia Pacific delivers the best of both worlds to our stakeholders.

"The completion of this review closes out one of the 10 strategic actions we set out at our Investor Update last June. My colleagues and I remain totally focused on completing the other nine actions."

The review process was exhaustive and evaluated potential jurisdictions against various criteria including the scale of existing HSBC presence, robustness of the regulatory environment, economic importance, future growth and financial impact. In the later stages of the review, the analysis was narrowed down to the Group's home markets, the UK and Hong Kong, both of which are considered by the Board to be world-class financial centres with high quality regulatory regimes capable of hosting a global systemically important bank such as HSBC. HSBC also holds dual-primary listings on both the London and Hong Kong stock exchanges.

The Board has decided that it is not necessary to continue the previous practice of reviewing the location of the Group's headquarters every three years, and will only revisit the matter if there is a material change in circumstances.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

This announcement is made by HSBC Holdings plc pursuant to the Inside Information Provisions (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) under Part XIVA of the Securities and Futures Ordinance (Cap. 571) and Rule 13.09(2)(a) of the Listing Rules.

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Laura Cha†, Lord Evans of Weardale†, Joachim Faber†, Rona Fairhead†, Sam Laidlaw†, Irene Lee†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Sir Simon Robertson†, Jonathan Symonds†, Pauline van der Meer Mohr† and Paul Walsh†.

† Independent non-executive Director

Media enquiries to:
Morgan Bone	+44 (0)20 7991 1898	morgan.bone@hsbc.com
Gareth Hewett	+852 2822 4929	garethhewett@hsbc.com.hk

Note to editors:
The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,100 offices in 72 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,549bn at 30 September 2015, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                      By:

                                                                                      Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                   Date: 15 February 2016